Exhibit 23.1
Drake & Klein CPAs
A PCAOB Registered Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in the Prospectus, of which this Registration Statement on Form S-1/Post-Effective Amendment 1 is a part, of the review report dated May 14, 2012 relative to the balance sheets of MagneGas Corporation as of March 31, 2012 and December 31, 2011, and the related statements of operations, stockholders’ equity, and cash flows for the three-month March 31, 2012 and the three months ended March 31, 2011.

We also consent to the reference to our firm under the caption "Experts" in such Registration Statement.

On January 1 2012, the audit firm of Randall N. Drake CPA, PA changed its name to Drake & Klein CPAs. The change was reported to the PCAOB as a change of name.  This is not a change of auditors for the Company.

/s/ Drake & Klein CPAs

Drake & Klein CPAs
f/k/a Randall N Drake CPA PA
Clearwater, Florida
May 18, 2012